390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-1940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 225-4417 / Fax: +1 (218) 225-4429
www.polymetmining.com

ADVANCING TO PRODUCTION

TSX: POM, NYSE-Amex: PLM

NEWS RELEASE	2010-5

POLYMET EIS – PATH FORWARD TO COMPLETION ANNOUNCED

Hoyt Lakes, Minnesota, June 25, 2010 - PolyMet Mining Corp. (TSX - POM; NYSE AMEX - PLM) (“PolyMet” or the “Company”) announced today that the state and federal government agencies responsible for the Environmental Impact Statement (EIS) reviewing PolyMet’s copper-nickel-precious metals project will complete the EIS process by preparing a supplemental draft EIS that incorporates the proposed US Forest Service (USFS) land exchange and expands government agency cooperation.

The USFS will join the US Army Corps of Engineers (USACE) as a federal co-lead agency through the completion of the EIS process. In addition, the U.S. Environmental Protection Agency (EPA) will join the effort as a cooperating agency. The Minnesota Department of Natural Resources (DNR) remains the state co-lead agency.

The supplemental draft EIS will:

  Define and analyze a specific project alternative as it is expected to be built

  Fully incorporate the proposed land exchange with the USFS into a consolidated EIS process

  Reflect applicable comments received on the Draft EIS from the public and government agencies including appropriate recommendations from EPA

  Integrate key project improvements, modifications, alternatives, and mitigation measures to minimize environmental impacts

LaTisha Gietzen, Vice President of Public, Government and Environmental Affairs, stated: “We are pleased the US Forest Service and the EPA are more formally involved in the EIS process. The agencies are actively engaged in planning an effective and efficient path forward to completion of environmental review.”

Background
The PolyMet project comprises the Erie Plant and the nearby NorthMet copper-nickel-precious metals ore-body, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet began the environmental review process in 2004. The analysis is contained in more than 100 technical studies totaling approximately 14,000 pages that were the basis for the draft EIS. The milestones achieved to date are shown in the diagram below.

In November 2009 the DNR and the USACE published the draft EIS reviewing PolyMet’s project, followed by a 90-day public comment period. The agencies received more than 3,700 separate submissions, including comments by the EPA and other government agencies. At the same time as the draft EIS was being prepared and was on public notice, PolyMet was working on a land exchange with the USFS, which holds certain surface rights at the NorthMet mine site.

The supplemental draft EIS will build upon the existing draft EIS by incorporating appropriate comments received on the draft EIS, include project improvements and roll in the USFS land exchange. The following diagram illustrates how the environmental review process will move forward.

PolyMet anticipates that the lead agencies will establish the timeline for publication of the supplemental draft EIS when they have agreed on all the details of the project. Once the supplemental draft EIS is completed, it will be made available for public review prior to preparation of the final EIS. Completion of the final EIS and a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

Joe Scipioni, President and CEO of PolyMet, said: “The government agencies involved have put a great deal of effort into developing this plan that incorporates and consolidates the land exchange into the EIS process, considers the EPA’s recommendations, and strengthens the partnership among state and federal agencies. The supplemental draft EIS will streamline the process moving forward and provide clarity as to the specific project that we plan to build.”

He continued, “The supplemental draft EIS will describe a project that can be built in a way that not only creates the much-needed jobs but also protects our environment and natural resources.”

* * * * *

See DNR news release: http://news.dnr.state.mn.us/index.php/2010/06/24/supplemental-draft-eis-to-be-prepared-for-proposed-northmet-mining-project/#more-43684

USACE news release: http://www.mvp.usace.army.mil/regulatory/

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man-hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
+1 (845) 742-8153	+1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2010 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2010 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.